Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Dila Capital Acquisition Corp (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1993, as amended, of our report dated February 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Dila Capital Acquisition Corp as of January 21, 2021 and for the period from January 1, 2021 (inception) through January 21, 2021 appearing in the Registration Statement on Form S-1, as filed (File 333-254425) of Dila Capital Acquisition Corp.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

June 14, 2021